UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1.	Investment Company Act File Number: 811-08495				Date examination completed: September 18. 2025
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:
Nationwide Mutual Funds
4.	Address of principal executive office (number, street, city, state, zip code): One Nationwide Plaza: Mail Code: 1-18-102, Columbus, OH 43215

Report of Independent Accountants

To the Board of Trustees of Nationwide Mutual Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Nationwide Fund (one of the funds constituting Nationwide Mutual Funds, referred to herein as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of September 18, 2025. The Fund’s management is responsible for its assertion and the Fund’s compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of September 18, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from August 31, 2025 (the date of our last examination), through September 18, 2025:

-

Confirmation of all securities of the Fund managed by J.P. Morgan Investment Management, Inc. (“J.P. Morgan”) held by the Depository Trust Company (“depository”) in book entry form at an omnibus level and review of the reconciliation performed by J.P. Morgan Chase Bank, N.A. (the “Custodian”) for a sample of securities at an omnibus level between the depository and the books and records of the Custodian;

-	Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

-

Agreement of 2 security purchases and 2 security sales or maturities (when 2 or less security purchases or 2 or less security sales per fund are available, agreement of all possible security purchases or all possible security sales per fund) since our last report from the books and records of the Fund to the related trade tickets.

Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 18, 2025 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

December 22, 2025

December 19, 2025

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your examinations related to management of Nationwide Fund (one of the funds constituting Nationwide Mutual Funds, referred to herein as the “Fund”) assertions included as Attachment I that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “specified requirements”) as of August 31, 2025, and for the period from July 11, 2025 (the date the Fund became subject to the specified requirements) through August 31, 2025, as of September 18, 2025, and for the period from August 31, 2025 through September 18, 2025, and as of October 31, 2025, and for the period from September 18, 2025 through October 31, 2025, respectively.

We confirm, to the best of our knowledge and belief, as of December 19, 2025, the date of your reports, the following representations made to you during your engagement.

1.

We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2025, and for the period from July 11, 2025 (the date the Fund became subject to the specified requirements) through August 31, 2025, as of September 18 , 2025, and for the period from August 31, 2025 through September 18, 2025, and as of October 31, 2025, and for the period from September 18, 2025 through October 31, 2025. Based on this evaluation, we assert that the Fund is in compliance with the specified requirements as of August 31, 2025, and for the period from July 11, 2025 (the date the Fund became subject to the specified requirements) through August 31, 2025, as of September 18 , 2025, and for the period from August 31, 2025 through September 18, 2025, and as of October 31, 2025, and for the period from September 18, 2025 through October 31, 2025, with respect to securities reflected in the investment accounts of the Fund.

2.	We are responsible for complying with the specified requirements and management’s assertion related thereto.

3.	We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.

We are responsible for the criteria to be used in the evaluation of the Fund’s compliance with the specified requirements and management’s assertion related thereto and for determining that the criteria are suitable, appropriate for the purpose of the engagement, and will be available to the intended users of the reports.

5.	All relevant matters are reflected in the evaluation of the Fund’s compliance with the specified requirements and management’s assertion related thereto.

6.	We have made available to you:

a.	all information necessary for purposes of the engagement.

b.	unrestricted access to personnel of the Fund from whom you have requested information.

7.	There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.	We are not aware of any instances of known noncompliance during the period for which management’s assertion was made.

9.	There are no compliance requirements needing clarification that required our interpretation.

10.

There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between August 31, 2025, September 18, 2025, and October 31, 2025 and the date of your reports.

11.	We did not use any instances of artificial intelligence in:

a.	the preparation of the subject matter or management’s assertion relevant to the engagement or in the supporting records and related data provided to you,
b.	the design and/or execution of controls relevant to the subject matter, or
c.	the evaluation of the subject matter against the criteria.

12.	We are not aware of any instances of known noncompliance occurring subsequent to the period for which the management’s assertion was made.

13.

We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Fund’s compliance with the specified requirements, management’s assertion related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to August 31, 2025, September 18, 2025, and October 31, 2025 and through the date of this letter that affect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

/s/ Joseph Aniano
Joseph Aniano, Principal Executive Officer

/s/ Dave Majewski
Dave Majewski, Treasurer and Principal Financial Officer

Attachment I

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – August 31, 2025

We, as members of management of Nationwide Fund (one of the funds constituting Nationwide Mutual Funds, referred to herein as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2025, and from July 11, 2025 through August 31, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2025, and from July 11, 2025 through August 31, 2025, with respect to securities reflected in the investment account of the Fund.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – September 18, 2025

We, as members of management of Nationwide Fund (one of the funds constituting Nationwide Mutual Funds, referred to herein as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 18, 2025, and from August 31, 2025 through September 18, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 18, 2025, and from August 31, 2025 through September 18, 2025, with respect to securities reflected in the investment account of the Fund.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – October 31, 2025

We, as members of management of Nationwide Fund (one of the funds constituting Nationwide Mutual Funds, referred to herein as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2025, and from September 18, 2025 through October 31, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2025, and from September 18, 2025 through October 31, 2025, with respect to securities reflected in the investment account of the Fund.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Nationwide Fund (one of the funds constituting Nationwide Mutual Funds, referred to herein as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 18, 2025, and from August 31, 2025 through September 18, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 18, 2025, and from August 31, 2025 through September 18, 2025, with respect to securities reflected in the investment account of the Fund.

Nationwide Fund

By:

/s/ Joseph Aniano
Joseph Aniano, Principal Executive Officer

/s/ Dave Majewski
Dave Majewski, Treasurer and Principal Financial Officer